Anooraq Resources Corporation
1020-800 W Pender St.
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

BULK TONNAGE PGM-NICKEL-COPPER DEPOSIT BEING OUTLINED BY DRILLING ON ANOORAQ'S RIETFONTEIN PROPERTY

November 4, 2002 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture: ARQ; OTCBB: ARQRF) is pleased to announce that drilling is outlining a bulk tonnage, PGM-Nickel-Copper deposit on its Rietfontein property, 275 kilometres north of Johannesburg, South Africa. Rietfontein is part of Anooraq's extensive (39,000 ha) mineral tenure on the prolific northern limb of the Bushveld Complex. The large Sandsloot open pit mine and seven other deposits, containing about 68 million ounces of platinum group elements plus gold in about 500 million tonnes of reserves and resources (Anglo Platinum 2000 Annual Report) are located on property immediately to the northwest of Rietfontein.

The new Rietfontein PGM-Nickel-Copper discovery occurs within the Platreef, the main mineralized horizon on the northern limb. African Minerals Ltd. is earning a 50% interest in Rietfontein by carrying out the drilling; part of an extensive multi-rig program that has been ongoing since January 2002 on the Rietfontein and adjacent Turfspruit farms. Strongly mineralized Platreef horizon straddles the common boundary of the two farms.

Twenty-five vertical core holes have been drilled at Rietfontein along a 1,650 metre southeast trending portion of the Platreef. Drill holes are spaced at 100 to 200 metre intervals along the strike length and up to 150 metres across the width of the Platreef (see plan map and sections on the Company web site). Significant mineralized intervals for each hole have been compiled by Anooraq and are shown in the attached Table of Rietfontein Assay Results.

Broad sections of mineralized Platreef have been encountered in most of the holes drilled to date, outlining a deposit that dips from 30 to 70 degrees to the west and is continuous over about 1,450 metres of strike length. Mineralization extends from a very shallow depth (20 to 40 metres from surface), over vertical extents of 50 to 250 metres. Within this are significant intervals of disseminated, net textured and massive sulphides. Generally two to four higher-grade mineralized intervals occur in each hole, ranging from 5 to 90 metres in thickness and grading about 1 gram per tonne PGM (platinum+palladium+gold). The platinum:palladium ratio is approximately 0.65 and the platinum:gold ratio is approximately 2.9 for these intervals. PGM are accompanied by substantial base metal grades, averaging 0.26% nickel and 0.20% copper. In-situ metal values range to US$91 per tonne and average US$34 per tonne for the intersections. African Minerals is continuing multi-rig core drilling on the Rietfontein property and further results will be provided as assay results are received from African Minerals.

The combination of very consistent grades of PGM, nickel, and copper (demonstrated by the in-situ metal values) over substantial widths at shallow depth indicates the discovery of a mineral deposit that is potentially amenable to large-scale, low cost open pit mining and processing to produce bulk concentrates for shipment to smelters. More and more PGM and nickel deposits are being developed as low cost open pit operations. For example, Anglo Platinum's nearby Sandsloot mine is a 12,000 tonnes per day open pit operation. The Lac des Iles mine in Ontario, Canada, is also an open pit operation currently ramping up to 15,000 tonnes per day. Mineral reserve grades at the Lac des Iles mine are palladium (1.53 g/t), platinum (0.17 g/t), gold (0.12 g/t), nickel (0.05%), and copper (0.06%). Using the same metals prices, the in-situ metal value of the Lac des Iles mineral reserves is US$26/t.

For additional details on Anooraq and its Platreef Project, please visit the Company's website at www.hdgold.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and its home jurisdiction filings that are available at www.sedar.com.

Hole Number

From (metres)

To (metres)

Interval (metres)

Interval (feet)

PGM
[1] (g/tonne)

Nickel (%)

Copper (%)

IMV
[2]

$US per tonne

AR001

19.83

66.15

46.32

152.0

0.84

0.18

0.12

25.23

AR002

19.61

43.77

24.16

79.3

0.62

0.27

0.16

28.89

AR002

80.34

85.35

5.01

16.4

1.04

0.27

0.13

34.31

AR002

91.32

95.39

4.07

13.4

1.17

0.57

0.35

59.28

AR002

107.34

155.81

48.47

159.0

0.99

0.25

0.23

33.29

AR003

41.88

48.87

6.99

22.9

0.26

0.30

0.21

26.89

AR003

69.21

91.02

21.81

71.6

0.52

0.23

0.20

26.01

AR003

112.83

122.61

9.78

32.1

1.93

0.28

0.34

50.43

AR003

130.08

210.25

80.17

263.0

0.66

0.23

0.22

27.70

AR004

Assays Pending

AR005

16.28

20.80

4.52

14.8

1.47

0.24

0.14

39.00

AR005

58.43

71.07

12.64

41.5

1.00

0.25

0.16

33.15

AR005

91.75

137.07

45.32

148.7

0.93

0.19

0.21

28.61

AR005

185.71

191.66

5.95

19.5

0.60

0.25

0.27

29.61

AR006

30.84

43.19

12.35

40.5

0.80

0.38

0.19

40.33

AR006

46.18

55.17

8.99

29.5

1.00

0.34

0.22

40.00

AR006

60.84

66.05

5.21

17.1

1.53

0.81

0.48

85.39

AR006

73.77

77.07

3.30

10.8

1.45

0.42

0.30

52.30

AR007

73.23

85.73

12.50

41.0

0.91

0.24

0.17

31.46

AR007

118.26

162.93

44.67

146.6

0.90

0.33

0.26

38.34

AR008

26.83

33.75

6.92

22.7

0.72

0.23

0.25

29.56

AR008

40.33

130.93

90.60

297.2

1.09

0.45

0.35

50.05

AR009

35.19

39.27

4.08

13.4

1.11

0.15

0.07

27.02

AR009

94.27

104.43

10.16

33.3

1.28

0.19

0.10

33.12

AR009

122.55

154.49

31.94

104.8

0.80

0.22

0.08

27.12

AR010

In Footwall, No Significant Results

AR011

35.38

41.33

5.95

19.5

0.97

0.55

0.39

55.63

AR011

63.02

89.80

26.78

87.9

1.31

0.15

0.20

30.27

AR012

47.68

56.59

8.91

29.2

0.86

0.27

0.13

32.46

AR012

110.08

112.95

2.87

9.4

1.15

0.16

0.14

28.42

AR012

137.73

211.95

74.22

243.5

0.70

0.18

0.12

23.41

AR013

In Footwall, No Significant Results

AR014

In Footwall, No Significant Results

AR015

42.91

52.62

9.71

31.9

0.43

0.22

0.19

23.63

AR015

69.08

72.04

2.96

9.7

2.64

0.56

0.91

85.48

AR015

86.48

89.48

3.00

9.8

1.33

0.04

0.29

24.55

AR016

In Footwall, No Significant Results

AR017

10.17

27.50

17.33

56.9

1.07

0.31

0.22

39.12

AR017

60.92

81.14

20.22

66.3

1.16

0.19

0.19

31.50

AR018

31.43

43.73

12.30

40.4

2.74

0.64

0.69

91.05

AR019

32.91

49.52

16.61

54.5

0.64

0.30

0.15

31.52

AR019

60.12

65.04

4.92

16.1

0.89

0.46

0.45

49.92

AR019

87.66

96.41

8.75

28.7

0.43

0.27

0.14

26.05

AR019

123.57

127.45

3.88

12.7

1.32

0.32

0.39

45.97

AR020

20.62

29.32

8.70

28.5

3.56

0.44

0.15

81.18

AR020

40.30

77.12

36.82

120.8

0.84

0.22

0.08

27.27

AR020

85.08

90.09

5.01

16.4

0.88

0.29

0.18

34.38

AR020

130.85

147.66

16.81

55.2

1.63

0.20

0.10

38.10

AR020

185.41

250.03

64.62

212.0

1.01

0.21

0.25

31.72

AR021

34.75

36.78

2.03

6.7

0.36

0.30

0.21

28.07

AR021

44.83

47.84

3.01

9.9

0.85

0.18

0.12

25.49

AR021

113.70

125.63

11.93

39.1

0.70

0.17

0.13

23.05

AR022

38.90

43.95

5.05

16.6

1.83

0.22

0.12

43.16

AR022

48.92

60.75

11.83

38.8

1.29

0.18

0.10

32.16

AR022

95.82

102.66

6.84

22.4

1.03

0.21

0.11

30.08

AR023

In Footwall, No Significant Results

AR024

45.97

54.81

8.84

29.0

0.79

0.17

0.09

24.02

AR024

65.62

69.42

3.80

12.5

0.55

0.18

0.13

21.96

AR024

118.46

204.89

86.43

283.6

0.86

0.23

0.19

30.37

AR025

47.35

53.40

6.05

19.8

1.37

0.29

0.17

41.26

AR025

122.17

134.96

12.79

42.0

0.89

0.16

0.09

24.94

AR025

150.86

160.81

9.95

32.6

1.42

0.20

0.07

35.52

AR025

206.36

222.98

16.62

54.5

0.73

0.18

0.18

24.85

[1] PGM =

 Platinum + Palladium + Gold

[2] IMV =

In-Situ Metal Value. Gross in-situ metal value dollar amounts   are provided for the reader's convenience to facilitate comparison of the polymetallic   nature of the mineralization.
These gross amounts do no take into   consideration
mining and processing costs and have no economic significance. The gross in-situ dollar values have been calculated using the following commodity prices: Pt $US 520/oz; Pd $US 360/oz; Au $US 310/oz; Ni $US 3.10/lb; Cu $US 0.75/lb.